111 South Wacker Drive
Chicago, IL 60606
Telephone: 312-443-0700
Fax: 312-443-0336
www.lockelord.com
Michael K. Renetzky
Direct Telephone: 312-443-1823
Direct Fax: 312-896-6523
mrenetzky@lockelord.com

December 4, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Federal Life Trust File Nos. 333-147558, 811-22145
Ladies and Gentlemen:
On behalf of Federal Life Trust (the “Trust”), we enclose the following documents for filing pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended:
1.	A copy of the endorsement extending the coverage period for Investment Company Blanket Bond No. 483PB0894 in the amount of $300,000 (the “Fidelity Bond”) which was filed on January 14, 2009; and

2.	A copy of the Secretary’s Certificate certifying the resolutions adopted by the Board of Trustees, including all of the independent trustees, of the Trust on December 2, 2009, approving the amount, type, form and coverage of the Fidelity Bond and including a statement as to the period for which premiums for the Fidelity Bond have been paid.
If you have any questions regarding this matter or require any additional information, please contact me at 312-443-1823 or my associate Nguyet Chau at 512-305-4767.
Sincerely,
LOCKE LORD BISSELL & LIDDELL LLP

By:	/s/ Michael K. Renetzky

Michael K. Renetzky, Esq.
MKR:mkr
Enclosures
Atlanta, Austin, Boston, Chicago, Dallas, Houston, London, Los Angeles, New Orleans, New York, Sacramento, Washington DC

DELIVERY INVOICE
Company: St Paul Fire and Marine Insurance Company

I      FEDERAL LIFE TRUST
N    3750 WEST DEERFIELD ROAD
S     RIVERWOODS IL 60015
U
R
E
D
Policy Inception/Effective Date: 11/20/08
Agency Number: 0502386
AON FINANCIAL SERVICES
Transaction Type:
Endorsement to policy
Transaction number: 002
Processing date: 08/21/2009
Policy Number: 483PB0894

A    AON FINANCIAL SERVICES
G     4100 E. MISSISSIPPI AVE SUITE 1300
E     DENVER, CO 80246
N
T

Policy			Surtax/
Number	Description	Amount	Surcharge
483PB0894	Investment Company Blanket Bond	$803
Policy Period: 11/20/2008 – 06/30/2010

40724 Ed. 12-90 Printed in U.S.A.	INSURED COPY	Page 1

FEDERAL LIFE TRUST
SECRETARY’S CERTIFICATE

I, Judy A. Manning, Secretary of Federal Life Trust (the “Trust”), certify that the following is a true and correct copy of resolutions adopted by the Board of Trustees, including all of the independent trustees, of the Trust, on January 9, 2009, and that the same are in full force and effect as of the date of this certification:
WHEREAS, the Trust purchased an investment company blanket bond (ICB) bond (the “Fidelity Bond”) in the amount of three hundred thousand dollars ($300,000) provided by St. Paul Fire & Marine Insurance Company (“Insurer”) to be made available to the Trust for the period November 20, 2008 through November 20, 2009; and
WHEREAS, by endorsement, the Trust extended the coverage period until June 30, 2010; and
WHEREAS, in order for the Trust to purchase a fidelity bond, Rule 17g-l (d) under the Investment Company Act of 1940 (the “Company Act”), in effect, requires the Board, including a majority of the Trustees who are not “interested persons” as defined by Section 2(a)(19) of the Company Act, to determine at least annually that certain standards are met; and
WHEREAS, the Board, including a majority of its disinterested Trustees, has considered whether the Fidelity Bond is in the best interests of the Trust and whether the Fidelity Bond is reasonable in form and amount, taking into consideration all relevant factors including, but not limited to: (1) the value of the aggregate assets of the Trust to which any officer or employee covered by the Fidelity Bond may have access; (2) the nature of the Trust’s assets;(3) type and terms of the arrangements made for the custody and safekeeping of such assets; (4) the amount of the Fidelity Bond; and (5) the amount of the premium for the Fidelity Bond; and
WHEREAS, the Board has noted that the Fidelity Bond contains a provision requiring that it shall not be cancelled, terminated or modified except after written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission not less than sixty days prior to the effective date of cancellation, termination or modification; and
WHEREAS, the Board has noted that the Fidelity Bond contains a deductible, and that Federal Life Insurance Company (Mutual) has therefore (a) entered into an agreement to indemnify the Trust for any loss up to the amount of such deductible, (b) deposited in escrow for the benefit of the Trust cash or short-term liquid cash equivalent securities in the amount of the deductible, and (c) agreed to notify the disinterested Trustees and the Trust’s auditor in the event there is a loss that would have been covered by the Fidelity Bond but for the deductible; and
WHEREAS, the Board has determined that the Fidelity Bond is adequate to protect the Trust against larceny or embezzlement by any of its officers and employees who may singly, or jointly with others, have access to securities or funds of the Trust, either directly or indirectly or through authority to draw upon such funds or direct the disposition of securities; and
NOW THEREFORE BE IT RESOLVED, that the Board approves the form and the amount of the Fidelity Bond; and
FURTHER RESOLVED, that the Board directs the appropriate officers of the Trust to make the filings and give notices required by Rule 17g-l; and
FURTHER RESOLVED, that the appropriate officers of the Trust, and each of them, are hereby authorized and directed to perform all other acts necessary or desirable, consistent with the objectives of the Board, to carry out the foregoing resolutions.
Statement of Premiums Paid
In accordance with Rule 17g-1(g)(1)(i)(c) under the Investment Company Act of 1940, the Fidelity Bond premiums have been paid for the period of November 20, 2008 through June 20, 2010.
IN WITNESS WHEREOF, the undersigned has executed this certificate this 3rd day of December, 2009.

/s/ Judy A. Manning
Judy A. Manning
Secretary